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Exhibit 11

Statement Regarding Computation of Per Share Earnings

        The following table is the reconciliation of basic and fully diluted earnings per share for the years ended December 31, 2011, 2010 and 2009 (dollars in thousands except per share amounts):

	2011		2010		2009
	Basic	Fully Diluted	Basic	Fully Diluted	Basic	Fully Diluted
Net income	$27,600	$27,600	$26,872	$26,872	$19,200	$19,200

Weighted average shares outstanding	58,633,627	58,633,627	58,578,599	58,578,599	58,370,569	58,370,569
Effect of dilutive securities	—	2,804	—	4,586	—	36,898

Adjusted weighted average shares outstanding	58,633,627	58,636,431	58,578,599	58,583,185	58,370,569	58,407,467

Earning per share	$0.47	$0.47	$0.46	$0.46	$0.33	$0.33

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  Exhibit 11
Statement Regarding Computation of Per Share Earnings